Exhibit 99.1

Ellomay Capital Announces Entry into an SPA to Acquire a Spanish Company Promoting a 300 MW PV Plant in Talaván, Spain

Tel-Aviv, Israel, April 30, 2017 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today announced the entry, through one of the Company's subsidiaries, into a share purchase agreement (the “SPA”), pursuant to which it purchased and acquired the entire share capital of a Spanish company, Talasol Solar S.L. (“Talasol”), which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the “Project”).

Based on an initial study performed by the Company's technical advisors, the Project's CAPEX including development costs and interest is expected to be approximately Euro 225-255 million (approximately $245 million - $278 million), depending on the terms of the EPC agreement that will be executed in connection with the Project and other factors. The Project is expected to produce approximately 580 GWh per year, and based on the "base case" scenario of a prices projection study is expected to yield revenues of approximately Euro 25 million (approximately $27.2 million) per year. The Company expects that the Project's operating and G&A expenses will amount to an aggregate of approximately Euro 6 million and, therefore, revenues net of such expenses are currently expected to be approximately Euro 19 million (approximately $20.7 million) per year.  Based on the Company’s legal and technical advisors, the Project is expected to be construction ready within a period of 10-15 months. The Company expects that the capital required for the Project will be obtained from banks, suppliers, equity or debt financings and potential partners, however there can be no assurance that such financing will be obtained and there are currently no agreements, commitments or understandings with respect to any such financing.

The SPA provides that the purchase price for Talasol’s shares is Euro 10 million (approximately $10.9 million) and that this amount is to be deposited in escrow, otherwise the SPA will terminate automatically. The release of the amount from escrow is subject to customary conditions subsequent in these types of transactions, as described below.

The SPA includes customary representations and warranties. The SPA includes several conditions subsequent, the occurrence of any of which by June 30, 2018 will allow the Company to automatically terminate the SPA. These conditions include receipt of certain regulatory approvals and entry into certain material agreements. The SPA further provides the sellers with rights to terminate the SPA in the event the regulatory approvals are granted and the Company or Talasol fail to take certain actions required in order to advance the Project.

The occurrence of the conditions subsequent is not entirely within the control of the Company or Talasol, as they include the issuance of regulatory approvals. Moreover, the Company has the option to automatically terminate the agreement as noted above by not taking certain actions required to advance the Project and therefore it is possible that the SPA will be terminated in accordance with its terms. The projected amounts and returns included herein are based on the current expectations and assumptions of the Company and its advisors and are subject to various circumstances, including the terms of the power purchase agreement, EPC contract, O&M contract and several other agreements, all of which have not yet been negotiated or executed. For more information concerning these and other risks see below under “Information Relating to Forward-Looking Statements.”

Ran Fridrich, CEO and director of the Company noted “The Talasol project is a material project, which we believe is going to be one of the largest PV projects in Europe. The Talasol project is expected to operate based on long-term power purchase agreements (PPAs) with utilities and/or electricity brokers. Ellomay has been active in the Spanish PV market since 2012. The Talasol opportunity intrigued us, and we received good feedback on the Project's location and characteristics and on the expected future of the Spanish solar market from various market players, such as EPC contractors, utilities, brokers, investment banks and commercial banks in the Spanish and European markets. The high radiation in the Spanish peninsula, the significant decline of the panel prices and the relatively attractive finance costs, are expected to allow the Spanish solar market to become an advanced grid parity market”.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•	51% of Groen Gas Goor B.V., a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, radiation levels, electricity prices, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com